UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Henry B. Tippie

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,120,500

	(8)	Shared Voting Power 350,000

	(9)	Sole Dispositive Power 8,620,500

	(10)	Shared Dispositive Power 350,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,500

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 37.7%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Item 4.	Purpose of Transaction

Reporting Person’s beneficial ownership has changed more than one (1%) percent since his last 13D filing due to the purchase of shares of the Company’s Class A Common Stock and Common Stock.  There have been no other changes to the Items of this Schedule from the prior filing.

Item 5.	Interest in Securities of the Issuer.

(a)	3,050,000	Shares of Class A Common Stock held by Mr. Tippie individually
	451,700	Shares of Common Stock held by Mr. Tippie individually
	150,000	Shares of Class A Common Stock held by Mr. Tippie’s spouse
	200,000	Shares of Common Stock held by Mr. Tippie’s spouse
	5,100,000	Shares of Class A Common Stock held by the RMT Trust
	18,800	Shares of Common Stock held by the RMT Trust
	1,500,000	Shares of Class A Common Stock held by R. Randall Rollins
	10,470,500	Total Shares of Class A Common Stock and Common Stock beneficially owned.

This represents 37.7% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).

Mr. Tippie does not have any pecuniary interest in the RMT Trust stock and disclaims any beneficial interest in shares held by his spouse.  With respect to the shares of Class A Common Stock held by Mr. Rollins, Mr. Tippie has voting control only but not the power to dispose of the shares and no pecuniary interest in the shares.

(b)                                 Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)                                  Information with respect to privately negotiated purchase and brokerage transactions effected during the past sixty (60) days is as follows:

	Common Stock	Class A Common Stock	Purchase Price
Date	Shares Purchased	Shares Purchased	Per Share
07-31-15		50,000	$0.93
07-31-15	20,000		$0.9187
08-03-15	6,837		$0.94
08-04-15	3,655		$0.94
08-05-15	200		$0.95
08-06-15	5,662		$0.9698
08-07-15	8,344		$0.9584
08-10-15	3,202		$0.9789
08-11-15	58,200		$0.9797
08-12-15	25,000		$0.98
08-24-15	10,000		$0.98
08-26-15	20,600		$0.99

(d) See initial filing. (e) Not applicable.

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2015	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).